14 Schoolhouse Road

Somerset, NJ 08873

T 732 537 6200

F 732 537 6252

www.catalent.com

April 21, 2016

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Catalent, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2015

Filed September 2, 2015

Form 8-K dated February 9, 2016

Filed February 9, 2016

File No. 001-36587

Dear Mr. Rosenberg:

We have received your letter, dated April 11, 2016, regarding the Annual Report on Form 10-K for the fiscal year ended June 30, 2015 (the “2015 Form 10-K”) filed by Catalent, Inc. (“Catalent”) and its Current Report on Form 8-K filed February 9, 2016, and in this letter we respond to the Staff’s comments. For your convenience, our response is prefaced by the comment in bold, italicized text.

1.	We acknowledge your response to prior comment 5. Although it may be informative for investors to understand the expected income taxes to be paid in any given period, it is unclear to us why your after-tax non-GAAP performance measure does not reflect the full income tax consequences of your pre-tax non-GAAP income/(loss). As a result, please tell us what your adjusted net income/(loss) would have been for each of the last three fiscal years and subsequent interim periods had you included the full income tax consequences of your pre-tax measure. Separately represent to us that, in your next press release, you will reflect the full income tax consequences and present the re-casted information requested above.

Mr. Jim B. Rosenberg	2

In response to the Staff’s comment, Catalent has re-calculated its Adjusted Net Income/(Loss) to include the full income tax consequences for the last three fiscal years, the quarter ended September 30, 2015 and the quarter ended December 31, 2015, as shown below. Additionally, a reconciliation to the previously reported presentation of Adjusted Net Income/(Loss) is included to assist in your review of the change in presentation as requested by the Staff. As requested, Catalent will reflect the full income tax consequences in its presentation of Adjusted Net Income/(Loss) and re-casted information in the earnings release for the quarter ended March 31, 2016.

	Quarter ended	Quarter ended
	December 31, 2015	September 30, 2015
Net Income/(loss)	$30.6	$8.9
Earnings/(loss) from discontinued operations, net of tax	—	—

Earnings/(loss) from continuing operations	30.6	8.9
Amortization	11.7	11.9
Noncontrolling interest, net of tax	0.1	0.2
Equity compensation	2.6	2.5
Impairment charges and (gain)/loss on sale of assets	(0.1)	1.2
Financing related expenses	—	—
U.S. GAAP Restructuring	0.6	1.0
Acquisition, integration and other special items	3.6	1.0
Foreign Exchange loss(gain) (included in other, net)	(3.3)	(0.5)
Other adjustments	0.3	0.2
Sponsor monitoring fee	—	—
Discrete tax Items ¹	(2.8)	(0.6)
Estimated tax effect of adjustments ²	(4.4)	(5.7)

Adjusted Net Income	38.9	20.0

Adjustments made:
Income tax (benefit)/provision	9.2	4.9
Cash taxes (paid)/refunded	(10.0)	(10.0)
Estimated cash tax (savings)/expense attributable to reconciling items	(0.4)	(0.6)
Discrete Tax Adjustments	2.8	0.6
Estimated Tax effect of Adjustments	4.4	5.7

Previously Reported Adjusted Net Income	$44.9	$20.7

1	Discrete period tax items are unusual or infrequently occurring items primarily including: changes in judgment related to the realizability of deferred tax assets in future years, changes in measurement of a prior year tax position, deferred tax impact of changes in tax law, and purchase accounting.
2	The tax effect of adjustments to Adjusted Net Income is computed by applying the statutory tax rate in the jurisdictions to the income or expense items which are adjusted in the period presented; if a valuation allowance exists, the rate applied is zero.

Mr. Jim B. Rosenberg	3

	Year Ended	Year Ended	Year Ended
	June 30, 2015	June 30, 2014	June 30, 2013
Net Income/(loss)	$210.3	$15.2	($46.8)
Earnings/(loss) from discontinued operations, net of tax	0.1	2.7	(1.2)

Earnings/(loss) from continuing operations	210.2	17.9	(48.0)
Amortization	46.5	42.5	43.4
Noncontrolling interest, net of tax	1.9	1.0	0.1
Equity compensation	9.0	4.5	2.8
Impairment charges and (gain)/loss on sale of assets	4.7	3.2	5.2
Financing related expenses	21.8	11.0	16.9
U.S. GAAP Restructuring	13.4	19.7	18.4
Acquisition, integration and other special items	13.8	9.8	15.5
Foreign Exchange loss(gain) (included in other, net)	(2.7)	(3.5)	5.7
Other adjustments	22.9	0.3	4.2
Sponsor monitoring fee	—	12.9	12.4
Discrete tax Items ¹	(130.9)	22.3	13.1
Estimated tax effect of adjustments ²	(42.7)	(8.3)	(14.2)

Adjusted Net Income	168.0	133.3	75.5

Adjustments made:
Income tax (benefit)/provision	(97.7)	49.5	24.1
Cash taxes (paid)/refunded	(34.5)	(21.1)	(14.2)
Estimated cash tax (savings)/expense attributable to reconciling items	(5.8)	(5.3)	(4.1)
Discrete Tax Adjustments	130.9	(22.3)	(13.1)
Estimated Tax effect of Adjustments	42.7	8.3	14.2

Previously Reported Adjusted Net Income	$203.5	$142.4	$82.4

1	Discrete period tax items are unusual or infrequently occurring items primarily including: changes in judgment related to the realizability of deferred tax assets in future years, changes in measurement of a prior year tax position, deferred tax impact of changes in tax law, and purchase accounting.
2	The tax effect of adjustments to Adjusted Net Income is computed by applying the statutory tax rate in the jurisdictions to the income or expense items which are adjusted in the period presented; if a valuation allowance exists, the rate applied is zero.

Mr. Jim B. Rosenberg	4

* * *

We acknowledge that (1) Catalent is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Catalent may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to our response to your comments. Should any question arise in connection with this response letter, please contact me at 732-537-6120.

Sincerely yours,

/s/ Matthew M. Walsh

Matthew M. Walsh

Executive Vice President & Chief Financial Officer

Catalent, Inc.